FOIA CONFIDENTIAL TREATMENT REQUESTED BY COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS

Paris, September 20, 2011

Via EDGAR and via Hand Delivery

Cecilia D. Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re: Compagnie Générale de Géophysique-Veritas;

Form 20-F for the Fiscal Year ended December 31, 2010 Filed April 21, 2011 (the “20-F”)

(File No. 1-14622)

Dear Ms. Blye,

On behalf of Compagnie Générale de Géophysique-Veritas (the “Company”, and together with its consolidated subsidiaries, the “Group”), I submit this response to the Staff’s comment letter dated August 3, 2011 on the Company’s above-referenced 20-F. We appreciate the Staff’s accommodation with respect to the timing of this response. Set forth below are the Company’s responses to the Staff’s comments. For your convenience, each comment is repeated below in bold italics, prior to the Company’s response.

For reasons of business confidentiality, in a separate letter dated the date hereof, we are requesting that certain information not be disclosed in response to any request made under the Freedom of Information Act, 5 U.S.C. §552 or otherwise. Accordingly, pursuant to Rule 83 (17 C.F.R. 200.83) adopted under the Freedom of Information Act, and in compliance with the applicable procedures, a complete copy of this letter will be provided only in paper form and not electronically as correspondence under the Securities and Exchange Commission’s (the “Commission’s”) EDGAR system. The information for which the Company has requested confidential treatment is circled in the letter submitted to the Commission in paper form and is indicated by the symbol “[***]” in the copy filed electronically on EDGAR.

1	You disclose that you generate revenues from, and have customers in, countries that are subject to U.S. trade embargoes and sanctions. Those countries include Cuba, Iran, Sudan, and Syria, which are also designated as state sponsors of terrorism by the United States. Please confirm to us that in future filings you will revise your risk factor disclosure to identify

Compagnie Générale de Géophysique - Veritas Tour Maine-Montparnasse - 33, avenue du Maine - 75015 Paris, France

Tél. :	01 64 47 45 00 Société Anonyme au Capital de 60 739 960 — - N° 969 202
241 RCS Paris – Code TVA UE : FR 16 969 202 241 – APE : 7112B
Fax :	01 64 47 34 31 Siége Social : Tour Maine-Montparnasse, 33, avenue du Maine, 75015 Paris, France
cggveritas.com

FOIA CONFIDENTIAL TREATMENT REQUESTED BY COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS

the countries to which you refer (Cuba, Iran, Sudan, Syria) that are designated as state sponsors of terrorism by the U.S. government.

In this regard, we note that you state on your website that you have a representative office in Iran and that you are providing technical support to Syria regarding the 2011 international bid on that country’s offshore oil and gas fields. Describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan, and/or Syria, whether through subsidiaries, affiliates, joint ventures, or other direct or indirect arrangements, for the last three fiscal years and the subsequent interim period. Include information regarding any products, equipment, components, materials, technology, software, services, information, or support you have provided or anticipate providing, directly or indirectly, to the referenced countries, and any agreements, commercial arrangements, or other contacts you have had, or intend to have, directly or indirectly, with the governments or entities controlled by the government of those countries.

RESPONSE

We confirm that we will revise our risk factor disclosure in future filings to identify any countries to which we refer that are designated as state sponsors of terrorism by the U.S. government.

We take very seriously our obligations to comply with applicable U.S. export controls and sanctions laws, and we dedicate significant human and financial resources to implementing and enforcing our commitment to such compliance. We have internal policies governing our activities in each of Cuba, Iran, Sudan and Syria (the “Sanctioned Countries”) that are designed to ensure compliance with applicable U.S. laws and regulations, including the sanctions programs administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) and the export controls administered by the U.S. Department of Commerce’s Bureau of Industry and Security. Management has established a team consisting of individuals in France and the U.S. to oversee compliance with these laws and regulations, including a vice president of trade compliance based in France and a director of trade compliance based in Houston, Texas. Among other things, we conduct training programs and maintain protocols and procedures designed to ensure that our U.S. subsidiaries and U.S. persons employed by or associated with the Group do not engage in activities that would violate or cause members of the Group to violate any applicable sanctions, laws or regulations.

Described below are the nature and extent of our past, current and anticipated contacts with the Sanctioned Countries for the years 2008, 2009 and 2010 and 2011 to date and, in particular, our contacts with the governments or government-controlled entities of the Sanctioned Countries. Except as disclosed below, we do not anticipate any significant changes in the nature or extent of our contacts with the Sanctioned Countries. In our response to comment 3 below, we set out the reasons why we believe that our business activities in and other contacts with the Sanctioned Countries are not material in either a quantitative or qualitative sense.

As described in the 20-F, our operations are organized into two segments (Services and Equipment), with the Services segment being composed of five activities (marine contract, multi-client marine, land contract, multi-client land and processing, imaging and reservoir). Our operations in the Sanctioned Countries are consistent with our business activities as described in Item 4 of the 20-F.

Cuba

Services

Marine contract. Our subsidiary CGGVeritas Services S.A. (“CGGVeritas Services”), an entity organized under the laws of France, conducted seismic surveys in Cuban territorial waters or in Cuba’s Exclusive Economic Zone (EEZ) in 2009, 2010 and 2011.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS

In particular, in 2011, CGGVeritas Services entered into a contract with [***], for the performance of seismic surveys for a total amount of approximately [***]. These surveys were carried out from June 8, 2011 to June 29, 2011.

Multi-client marine. CGGVeritas Services conducted a seismic survey in Cuban territorial waters in 2010, but no sales of this data have been recorded to date. In multi-client surveys, we acquire and process seismic data, retain ownership of the data and then license that data to multiple consumers on a non-exclusive basis. This activity did not involve contact with Cuba in 2008, 2009 or 2011 to date.

Land (contract and multi-client). No land activity with Cuba occurred in 2008, 2009, 2010 or 2011 to date, and no future activity is planned.

Processing, imaging and reservoir. Our processing, imaging and reservoir activity processed and interpreted seismic data recorded in Cuban territorial waters and sold software in Cuba in 2009, 2010 and 2011.

In particular, in 2010 and 2011, CGGVeritas Services processed seismic data recorded for [***], as described above under “Marine contract”, which has generated revenues of approximately [***] to date. The value of the processing services remaining to be performed under this contract is approximately [***].

In 2009, CGGVeritas Services sold M5U and Rapport software, which was developed and produced in France, to [***] in Cuba for approximately [***]. Negotiations are ongoing regarding a potential sale of Geocluster seismic processing software, which was also developed and produced in France, to [***] in Cuba for approximately [***].

Vessel shipments

Despite our extensive trade and export compliance efforts, some shipments to the vessels performing the surveys described under the heading “Marine contract” above did not fully comply with our policy. We (together with our subsidiaries, CGGVeritas Services and CGGVeritas Services (U.S.) Inc.) are in the process of providing information regarding these shipments pursuant to a request made by the Houston, Texas office of the Bureau of Industry and Security’s Office of Export Enforcement. We are cooperating fully with this investigation and have provided extensive documentation in response to information requests. We have hired the Law Offices of Douglas N. Jacobson, PLLC and Arent Fox LLP to assist us with our review of the facts surrounding the shipments, to review any other possible shipments to vessels in or near Cuba during the past five years and to assist us with the process of submitting a voluntary self-disclosure to the OFAC regarding possible violations of U.S. law and regulations. An initial notification of voluntary self-disclosure was made to the OFAC on June 23, 2011 on our behalf. Once we have all of the facts surrounding these shipments and an indication of their materiality for investors, we will make a determination about the timing and content of appropriate public disclosure on this subject.

Equipment

No Equipment activity with Cuba occurred in 2008, 2009, 2010 or 2011 to date, and no future activity is planned.

Iran

We have an administrative branch office in Iran with two non-U.S. citizen employees (a manager and an administrative assistant) that handles contractual obligations signed before the adoption of the EU Council Regulation No. 961/2010 (the “EU Council Regulation”) implementing restrictive measures against Iran. These existing contractual obligations relate only to our French subsidiary CGGVeritas Services and do not concern other members of the Group. Since the adoption of the EU Council

FOIA CONFIDENTIAL TREATMENT REQUESTED BY COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS

Regulation, the branch office has had no activities related to the generation of new business or new operations in Iran.

Services

Marine contract. No marine contract activity with Iran occurred in 2008, 2009, 2010 or 2011 to date, and no future activity is planned.

Multi-client marine. No multi-client marine activity with Iran occurred in 2008, 2009, 2010 or 2011 to date, and no future activity is planned.

Land (contract and multi-client). No land activity with Iran occurred in 2008, 2009, 2010 or 2011 to date, and no future activity is planned.

Processing, imaging and reservoir. Our processing, imaging and reservoir activity processed and interpreted seismic data recorded in Iran in 2008, 2009, 2010 and 2011.

In particular, in 2009, our French subsidiary CGGVeritas Services entered into a contract with [***] for the processing of seismic data for a total amount of approximately [***].1 CGGVeritas Services performed services under this contract in 2009 and 2010 for a total amount of approximately [***]. Additional services to be provided with a value of approximately [***] are pending payment of outstanding invoices. In 2010, CGGVeritas Services entered into two additional contracts with [***] for the processing of seismic data, with values of approximately [***] and [***]. These services were performed from February 15, 2010 to October 15, 2010 and from June 16, 2010 to June 30, 2010.

In 2009 and 2010, CGGVeritas Services provided 3D seismic data interpretation services and 4D feasibility services and training to [***] and [***] for a total amount of approximately [***] and [***], respectively.

Equipment

Our subsidiary, Sercel S.A., an entity organized under the laws of France, sold and delivered land seismic recording equipment, geophones and vibrators in Iran in 2008, 2009, 2010 and 2011.

In particular, Sercel S.A. sold and delivered equipment to [***] in total amounts of approximately [***] in 2008, 2009 and 2010, respectively.

Revenues generated in Iran after the implementation of the EU Council Regulation correspond to payments received for products ordered prior to the EU Council Regulation’s adoption.

Sudan

Services

Marine contract. No marine contract activity with Sudan occurred in 2008, 2009, 2010 or 2011 to date, and no future activity is planned.

Multi-client marine. No multi-client marine activity with Sudan occurred in 2008, 2009, 2010 or 2011 to date, and no future activity is planned.

Land (contract and multi-client). No land activity with Sudan occurred in 2008, 2009, 2010 or 2011 to date, and no future activity is planned.

Processing, imaging and reservoir. Our subsidiary CGGVeritas Services (Malaysia) SDN BHD, an entity organized under the laws of Malaysia, processed seismic data recorded in Sudan and sold software in Sudan in 2009, 2010 and 2011.

[1]	Euro amounts in this letter have been converted into dollars at the exchange rate of U.S.$1.445 per €1 used by the Company in preparing its balance sheet as of June 30, 2011.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS

In particular, in 2009, CGGVeritas Services (Malaysia) entered into a contract with [***] for the processing of seismic data for a total amount of approximately [***]. CGGVeritas Services (Malaysia) processed this data from April 13, 2009 to September 30, 2009. [***].

In 2010, CGGVeritas Services (Malaysia) entered into a contract with [***] for the processing of seismic data for a total amount of approximately [***]. CGGVeritas Services (Malaysia) processed this data from December 1, 2010 to June 30, 2011. CGGVeritas Services (Malaysia) also performed test processing for [***] in July 2011 for approximately [***]. [***].

In April 2011, our French subsidiary CGGVeritas Services entered into a contract with [***], for the processing of seismic data collected in Sudan for approximately [***].

In February and March 2011, our subsidiary Hampson Russel Ltd Partnership, an entity organized under the laws of Alberta, Canada, sold STRATA and EMERGE seismic software to [***] in Sudan for a total amount of approximately [***].

Equipment

Our French subsidiary Sercel S.A. sold and delivered land seismic recording equipment, geophones and vibrators in Sudan in 2008, 2009, 2010 and 2011.

Syria

Services

Marine contract. No marine contract activity with Syria occurred in 2008, 2009, 2010 or 2011 to date, and no future activity is planned.

Multi-client marine. We acquired a 2D Syrian marine data library through our acquisition in 2008 of Wavefield-Inseis, an entity organized under the laws of Norway, and our multi-client marine activity sold data from this library in 2010 and 2011.

The Syrian Ministry of Petroleum and Mineral Resources (the “Ministry”) and the General Petroleum Corporation (the “GPC”), a Syrian state-owned entity, announced on March 24, 2011 the opening of an International Offshore Bid Round (the “Bid Round”) open to interested oil and gas exploration companies. Pursuant to an agreement with the Ministry and GPC, Wavefield-Inseis will provide technical support consisting of reprocessing the 2D Syrian multi-client data owned by Wavefield-Inseis for the Syrian Petroleum Company (the state-owned Syrian national oil company), publishing data on our web site, showing samples of data to interested parties and delivering data to buyers. The Bid Round has been postponed by the Syrian government to December 2011, and we believe it may be further postponed. Furthermore, our entire Syrian data library is part of the 2D marine data that we announced on July 29, 2011 we would sell to the Norwegian company Spectrum at the end of this month, subject to obtaining necessary approvals and customary closing conditions.

Land (contract and multi-client). No land activity with Syria occurred in 2008, 2009, 2010 or 2011 to date, and no future activity is planned.

Processing, imaging and reservoir. Our French subsidiary CGGVeritas Services processed seismic data recorded in Syria, reprocessed multi-client survey data and sold software in Syria in 2008, 2009, 2010 and 2011.

In particular, in 2011, CGGVeritas Services entered into a contract with [***], for the processing of seismic data for a total amount of approximately [***]. CGGVeritas Services will process this data from February 1, 2011 to December 31, 2011.

In 2008, CGGVeritas Services sold Geocluster seismic processing software, which was developed in France, to [***] for a total amount of approximately [***].

FOIA CONFIDENTIAL TREATMENT REQUESTED BY COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS

Equipment

Our French subsidiary Sercel S.A. sold and delivered land seismic recording equipment, geophones and vibrators in Syria in 2008, 2009, 2010 and 2011.

In particular, Sercel S.A. delivered equipment to [***] in 2008 for a total amount of approximately [***]. No such deliveries were made in 2009, 2010 or 2011 to date.

2	We note from your website that you provide your customers with products like hydrophones and seismometers. Hydrophones and seismic detection equipment are included in the Commerce Control List of the U.S. Department of Commerce’s Bureau of Industry and Security. Please tell us whether, to the best of your knowledge, understanding, and belief, any of the products, equipment, components, materials, or technology you have provided or intend to provide, directly or indirectly, into Cuba, Iran, Sudan, or Syria, are controlled items included in the Commerce Control List. If so, tell us whether any such item have military uses, and describe such possible uses of which you are aware. Also, advise us whether, to the best of your knowledge, understanding, and belief, any such items have been put to military uses by Cuba, Iran, Sudan, or Syria, and discuss any such uses of which you are aware.

RESPONSE

While we are able to provide services in the Sanctioned Countries in accordance with laws of France, we have implemented policies and procedures to ensure compliance with applicable U.S. export control and sanctions laws and regulations. Such measures include taking steps to ensure that no U.S. controlled equipment or U.S. persons are involved in activities conducted by us in the Sanctioned Countries. This includes replacing U.S. controlled hydrophones and steamer sections and other export-controlled equipment with items that are not subject to such export controls.

As disclosed in our response to comment 1, we are in the process of providing information to the Bureau of Industry and Security’s Office of Export Enforcement regarding shipments to vessels in Cuban territorial waters. While we undertook compliance-related efforts to ensure that no U.S. export-controlled equipment was on board the vessels conducting the surveys in or near Cuban waters, it has been determined that certain export-controlled compass birds (which are used with the streamers for depth control and positioning purposes and are classified as ECCN 6A001) inadvertently remained onboard a vessel while surveys were being conducted. These export-controlled compass birds, which were under our control at all times, have since been removed from the vessel.

With respect to Iran, Sudan and Syria, to the best of our knowledge, understanding, and belief, none of the products, equipment, components, materials, or technology we have provided or intend to provide, directly or indirectly, to customers in these countries is a controlled item included on the Commerce Control List administered by the U.S. Department of Commerce’s Bureau of Industry and Security.

None of the items we produce or sell are defense articles subject to the jurisdiction of the U.S. International Traffic in Arms Regulations or any other non-U.S. export controls on military goods. To the best of our knowledge, understanding and belief, none of these items have been put to military uses by Cuba, Iran, Sudan or Syria.

3

Please discuss the materiality of your business activities in, and other contacts with, Cuba, Iran, Sudan, and/or Syria, described in response to the foregoing comments, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a

FOIA CONFIDENTIAL TREATMENT REQUESTED BY COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS

reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, or Syria.

RESPONSE

We believe that our business activities in and other contacts with the Sanctioned Countries are not material in either a quantitative or qualitative sense for the reasons set forth below.

Our revenue, assets and liabilities from the Sanctioned Countries, as set out in the tables below, are not material, either individually or collectively, by any of the quantitative benchmarks used by the Commission to determine what constitutes material information for investors. In addition, revenues, assets and liabilities related to the Sanctioned Countries are significantly less than the amounts that we derive from other countries where we do not, pursuant to our general disclosure policies and the presentation of our business to investors, disclose or describe revenues or activities on a country-by-country basis.

The table below shows revenues from our operations in the Sanctioned Countries for the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2011, in thousands of U.S. dollars and as a percentage of consolidated Group total.

	Year ended December 31,						Six months ended June 30,
	2008		2009		2010		2011
	(in U.S.$ thousands, except percentages)
Cuba	17,694	0.47%	5,080	0.16%	29,888	0.95%	4,562	0.30%
Iran	396	0.01%	366	0.01%	442	0.01%	9	0.00%
Sudan	0	0.00%	0	0.00%	0	0.00%	377	0.02%
Syria	62	0.00%	137	0.00%	0	0.00%	1,135	0.07%

Total Sanctioned Countries	18,152	0.48%	5,582	0.17%	30,330	0.96%	6,082	0.40%

Total Group Revenues	3,760,613	100.0%	3,226,974	100.0%	3,158,915	100.0%	1,519,418	100.0%

FOIA CONFIDENTIAL TREATMENT REQUESTED BY COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS

The table below shows assets from our operations in the Sanctioned Countries as of December 31, 2008, 2009 and 2010 and June 30, 2011, in thousands of U.S. dollars and as a percentage of consolidated Group total assets.

	As of December 31,						As of June 30,
	2008		2009		2010		2011
	(in U.S.$ thousands, except percentages)
Cuba(1)	4,282	0.05%	9,070	0.13%	9,635	0.13%	14,339	0.20%
Iran	2,320	0.03%	1,791	0.03%	1,745	0.02%	337	0.00%
Sudan	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Syria	28	0.00%	6	0.00%	1	0.00%	1	0.00%

Total Sanctioned Countries	6,630	0.08%	10,867	0.15%	11,381	0.15%	14,677	0.20%
Total Group Assets	8,141,419	100.0%	7,111,134	100.0%	7,693,758	100.0%	7,178,500	100.0%

Note:—

(1)	Assets in Cuba are primarily composed of trade receivables.

The table below shows liabilities from our operations in the Sanctioned Countries as of December 31, 2008, 2009 and 2010 and June 30, 2011, in thousands of U.S. dollars and as a percentage of consolidated Group total liabilities and equity.

	As of December 31,						As of June 30,
	2008		2009		2010		2011
	(in U.S.$ thousands, except percentages)
Cuba(1)	5,391	0.07%	2,773	0.04%	3,676	0.05%	5,897	0.08%
Iran	2,320	0.03%	1,641	0.02%	1,569	0.02%	58	0.00%
Sudan	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Syria	28	0.00%	58	0.00%	53	0.00%	51	0.00%

Total Sanctioned Countries	7,739	0.10%	4,472	0.06%	5,298	0.07%	6,006	0.08%
Total Group Liabilities and Equity	8,141,419	100.0%	7,111,134	100.0%	7,693,758	100.0%	7,178,500	100.0%

Note:—

(1)	Liabilities in Cuba are primarily composed of trade payables.

We have also considered qualitative factors in assessing the materiality of our activities with the Sanctioned Countries and their potential impact on our reputation and share value. In our assessment of qualitative materiality, we have considered the following:

•

We included in our 2010 20-F, as well as in prior filings with the Commission, a risk factor specifying that non-U.S. persons employed by our separately incorporated non-U.S. entities might conduct business in foreign jurisdictions subject to U.S. trade embargoes and sanctions. As a result, shareholders, potential investors and analysts are aware of the type of operations that are the subject of the Staff’s letter.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS

•

We have worldwide operations. In addition to the relatively small size of our operations in the Sanctioned Countries, the geographical diversification of our activities reduces the risk that operations in a Sanctioned Country would be material to all of our operations taken as a whole.

•

To give greater prominence to our operations in the Sanctioned Countries would not be consistent with our general disclosure policies, which we believe to be well-balanced and fair, with respect to the countries in which we operate. Placing more emphasis on activities in Sanctioned Countries could even mislead investors into overestimating the importance of these operations.

•	As discussed in response to comment 1 above, we maintain policies and procedures pursuant to which we seek to comply with applicable regulations relating to activities in the Sanctioned Countries.

We understand that certain investors have policies limiting or prohibiting investments in companies that have operations or other business contacts in countries that are designated by the U.S. government as state sponsors of terrorism. However, we do not believe that a reasonable investor would deem our operations in the Sanctioned Countries to be important in making an investment decision and we do not perceive any material risk to our reputation or share price associated with these operations. The officer in charge of our investor relations department does not believe that we have received any communications from shareholders concerning our past or future activities in the Sanctioned Countries.

As a geophysical company that delivers technologies, services and equipment worldwide to customers in the oil and gas industry, we believe that our shareholders and other investors would understand and expect that we would pursue sound business opportunities in hydro-carbon producing countries around the world, provided that we do so lawfully and that we proceed in a manner that is protective of our personnel, assets and overall financial condition.

*        *        *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS

Should you have any questions or comments regarding the foregoing, please contact Luis Roth of Linklaters LLP in Paris, France (+331 5643 5842 or luis.roth@linklaters.com).

Yours sincerely,

/s/ Beatrice Place-Faget
Beatrice Place-Faget
Group General Counsel

cc:	Pradip Bhaumik, U.S. Securities and Exchange Commission
Roger Schwall, U.S. Securities and Exchange Commission
Stéphane-Paul Frydman, Compagnie Générale de Géophysique-Veritas
Luis Roth, Linklaters LLP
Tom O’Neill, Linklaters LLP